Exhibit (d)(6)

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[INSERT EMPLOYEE NAME]

[EMPLOYEE ADDRESS]

Dear [Employee First Name]

As you are aware, ExactTarget, Inc. (“ExactTarget”) entered into an Acquisition Agreement dated June 3, 2013 (the “Acquisition Agreement”) by and between ExactTarget, salesforce.com, inc. (“salesforce.com” or the “Company”) and certain other parties under which ExactTarget will become a wholly-owned subsidiary of salesforce.com through the combination of a tender offer and merger (together, the “Acquisition”). We at salesforce.com are excited about the addition of ExactTarget to the salesforce.com family, and we are looking forward to the addition of your experience and expertise. This Welcome Letter (the “Letter”) and the terms set forth below are effective as of and contingent upon the consummation of the tender offer portion of the Acquisition. If the closing of the tender offer does not occur, this Letter will not take effect.

Your immediate employer will continue to be ExactTarget, and the terms and conditions of your employment with ExactTarget will continue to be governed by your Employment Agreement with ExactTarget dated [            ] (your “ExactTarget Employment Agreement”), except as otherwise specified in this Letter. Your employment will continue to be governed by the overall employment policies and practices of ExactTarget, as those policies and practices may change from time to time. You will also continue to be eligible for benefits under ExactTarget’s existing benefit programs that continue following the Acquisition, including but not limited to bonus and commission plans. You will not be eligible to participate in salesforce.com’s benefit or compensation plans unless otherwise notified by salesforce.com in writing.

We are pleased to inform you of the following changes to your employment terms effective as of the first business day following the Acquisition:

Title and Reporting

Your title will be [            ], initially reporting to [            ].

Restricted Stock Units

Salesforce.com intends to recommend that you be granted, subject to the approval of the Compensation Committee of salesforce.com’s Board of Directors (“the Committee”), two grants of Restricted Stock Units (“RSUs”), the aggregate number of RSUs subject to the two grants shall be calculated as follows: $[total] USD divided by the average closing sale price of one share of salesforce.com common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the RSUs will be granted. Each grant shall be for 50% of the total number of RSUs as calculated in the prior sentence.

So long as you remain an employee of ExactTarget or salesforce.com, the first grant of RSUs (the “First Grant”) shall vest 25% on the first anniversary of the grant date and 1/16th of the grant amount on each quarterly anniversary of the grant date thereafter.

So long as you remain an employee of ExactTarget or salesforce.com, the second grant of RSUs (the “Second Grant”) shall vest 1/3rd on each of the first three anniversaries of the grant date.

By signing this Letter, you agree that any vesting acceleration provisions contained in any agreement(s) you signed with ExactTarget shall apply only to equity awards previously granted by ExactTarget, and shall not apply to any grants awarded by salesforce.com.

The above grants are subject to all of the terms and conditions of the salesforce.com equity plan under which it is granted, as may be modified from time to time (the “SFDC Option Plan”) and your grant agreements, which will be provided to you shortly after the grant date, and the laws of your state and/or country of residence.

Change in Control Severance

By signing this Letter, you agree that Appendix A of your ExactTarget Employment Agreement is amended as follows, effective as of the consummation of the tender offer: (1) “Change in Control” and “Change of Control” shall refer solely to the change in control of ExactTarget as a result of the Acquisition and shall not refer to any future change in control of ExactTarget or to any change in control of salesforce.com, (2) the reference to “Company” in the definitions of “Cause” and “Good Reason” shall be replaced with “salesforce.com, inc. and/or the Company”; and (3) clauses (iv) through (vi) of the definition of “Good Reason,” will relate only to such diminutions that occur after the effective date and giving effect to terms of this Letter.

By signing this Letter, you acknowledge and agree that no “Good Reason” under your ExactTarget Employment Agreement or other contract with ExactTarget has occurred or will occur as a result of the Acquisition (or of any events that are part of the Acquisition), or any changes to your employment terms provided under, or as a result of, this Letter.

Section 409A

The Company intends for all payments and benefits under this Letter to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and any guidance promulgated thereunder (“Section 409A”) so that you will not be subject to an additional tax under Section 409A on any payments or benefits under this offer letter, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt. Notwithstanding the foregoing, payment of all or a portion of any termination-related benefits will be delayed until the first payroll date that occurs on or after the date that is 6 months and 1 day following your termination of employment if and to the extent necessary to avoid subjecting you to an additional tax under Section 409A on any such termination-related payments. In addition, each payment and benefit payable under this offer letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. You and the Company agree to work together in good faith to consider amendments to this offer letter and to take such reasonable actions that are necessary, appropriate or desirable to avoid subjecting you to an additional tax or income recognition under Section 409A prior to actual payment of any payments and benefits under this offer letter, as applicable. In no event will the Company reimburse you for any taxes that may be imposed on you as a result of Section 409A.

Miscellaneous

As a condition of joining the salesforce.com family, you will be required to sign salesforce.com’s standard policy and practice documents, including but not limited to the salesforce.com Code of Conduct, salesforce.com’s Employee Proprietary Rights Assignment Agreement and salesforce.com’s Arbitration Agreement. Salesforce.com requires that you obtain approval before engaging in outside business activities in accordance with an established process set forth in an Outside Activities Form.

In addition, as a condition of joining the salesforce.com family, you will be required to successfully complete a background check, including a criminal check and education and employment verification. Unless you have already done so for ExactTarget, for purposes of federal immigration law, you will be required to provide to salesforce.com documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to salesforce.com within three (3) business days of the completion of the Acquisition.

***

This Letter is not a contract of employment for any specific or minimum term and your employment with ExactTarget remains terminable at will. This means that your employment relationship is voluntary and based on mutual consent. Except as may otherwise be provided in your ExactTarget Employment Agreement, you may resign your employment, and ExactTarget or salesfore.com likewise may terminate your employment, at any time, for any reason, with or without cause or notice. Any prior oral or written representations to the contrary are void, and any future representations to the contrary are also void and should not be relied upon unless they are contained in a formal written employment contract signed by an officer of salesforce.com and expressly stating the intent to modify the at-will nature of your employment.

This Letter may only be modified by a written agreement signed by you and the Senior Vice President of Employee Success of salesforce.com. If any portion of this Letter shall be held invalid or unenforceable, that portion will be considered not to exist, but the remainder of this Letter will remain in full force and effect.

In order to accept all the terms, conditions and contingencies of this Letter as stated above, please sign both original copies of this letter. You may keep the other original of this letter for your records.

Sincerely,	ACCEPTANCE:

[COMPANY REP NAME] [COMPANY REP TITLE] salesforce.com, inc.	[EMPLOYEE NAME]
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